Filed pursuant to Rule 253(g)(2)

File No. 024-11377

This Supplement No. 6, dated July 7, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated January 7, 2022, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

•	Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC
•	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
•	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
•	Landa App LLC - 6436 Stone Terrace Morrow GA LLC
•	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
•	Landa App LLC - 8683 Ashley Way Douglasville GA LLC

The purpose of this supplement is also to update information relating to the status the Properties underlying:

●	Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC

SUPPLEMENT NO. 6 DATED JULY 7, 2022 TO THE OFFERING CIRCULAR DATED JANUARY 7, 2022

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding each of the Updated Series.

New Lease Agreements; Renewals

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	593 Country Lane Drive Jonesboro, GA 30238	July 1, 2022	$1,020	June 30, 2023
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	8668 Ashley Way Douglasville, GA 30134	July 1, 2022	$1,150	June 30, 2023
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	8654 Ashley Way Douglasville, GA 30134	July 1, 2022	$1,103	June 30, 2023
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	6436 Stone Terrace, Morrow, GA 30260	July 1, 2022	$1,050	June 30, 2023
Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC	8645 Embrey Dr Jonesboro, GA 30236	July 1, 2022	$1,300	June 30, 2023
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	8683 Ashley Way Douglasville, GA 30134	July 1, 2022	$1,024	June 30, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreement, a form of which can be found here.

Property Vacancies; Lease Non-Renewals

Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC

The tenant occupying the Property located at 6440 Woodstone Terrace, Morrow, GA 30260 vacated the Property prior to the lease expiration date. The Property is currently unoccupied. As of the date of this report, the Manager has not identified a new tenant to enter into a Lease Agreement for this Property. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.